Filed by Cantor Equity Partners, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cantor Equity Partners, Inc.

Commission File No. 001-42250

Date: May 6, 2025

As previously disclosed, on April 22, 2025, Cantor Equity Partners, Inc. (the “Company”) and Twenty One Capital, Inc., a Texas corporation (“Pubco”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with Twenty One Merger Sub D, a Cayman Islands exempted company, Twenty One Assets, LLC, a Delaware limited liability company, Tether Investments, S.A. de C.V., an El Salvador Sociedad anónima de capital variable, iFinex, Inc., a British Virgin Islands company, and solely for the purposes of certain provisions in the Business Combination Agreement, Stellar Beacon LLC, a Delaware limited liability company.

On May 5, 2025, Jack Mallers, Co-Founder and Chief Executive Officer of Pubco, conducted two podcast interviews and transcripts are below.

Transcript of Jack Mallers Interview Podcast with Kitco News, Hosted by Jeremy Saffron, found at YouTube, published May 5, 2025

Jeremy Saffron: Hey everyone I’m Jeremy Saffron. Welcome back. Well Bitcoin is knocking on the door of six figures yet again here as US banking regulators just reversed key crypto restrictions. And over the weekend. I don’t know if you’ve heard about it, but Warren Buffett shook Wall Street with two bombshells at the Berkshire Hathaway’s annual meeting over in Nebraska. Now, the Oracle of Omaha announced his plans to step down, and he warned that governments always try to debase their currencies. Yet he still refuses to believe in gold or Bitcoin. Meanwhile, Jack Mallers is launching a company that wants to flip the fiat system on its head, measuring shareholder value not in dollars but in Bitcoin. We’re joined by a familiar face, Jack Mallers, founder and CEO of Strike, the Bitcoin payment platform and now CEO of Twenty One Capital. Congrats. Good to see you, my friend. Welcome back to Kitco.

Jack Mallers: Jeremy my man. Thank you for the intro brother. How are you?

Jeremy Saffron: I’m good. You know I’m good. Uh, we’re kind of coming against this big backdrop of macro news. I was saying to your team before coming, it’s a wild time in the markets, particularly for Bitcoin. I think it’s up about 13% over one month. But before we get into that, Jack, I got to bring up the Warren Buffett’s moment here. He had this moment from past weekend where his final Berkshire Hathaway shareholder meeting as CEO, and he drew record crowds in Omaha, over 20,000 people. I was flying around the country this weekend. There was a lot of people going to Nebraska. I wanted to bring your attention to this, this one quote that he said, and we’ll play the clip, too. But he said, we wouldn’t want to be owning anything that we thought was in a currency that was really going to hell. That’s the big thing we worry about with the US currency. Take a listen.

Jack Mallers: We wouldn’t want to be owning anything that we thought was in a currency that was really going to hell. And that’s the big thing we worry about with the United States currency. I mean, the tendency of a government to Wanted to debase its currency over time. There’s no system that beats that.

Jeremy Saffron: No system that beats it. It’s an incredible admission from a man whose firm is sitting on a record $300 billion in cash, and yet Buffett has spent decades dismissing the very two assets that were built, or at least marketed as defenses against that very threat. He’s called gold neither useful nor creative. And Bitcoin, he said. Even if you gave him all the Bitcoin in the world for 25 bucks, he wouldn’t take it. Famously referring to it as the rat poison squared. So here’s a question, my friend. Do you think someone is smart, data driven and widely followed? As Warren Buffett, who openly admits the debasement we’re talking about here is inevitable, can confidently dismiss Bitcoin or gold as solutions. I mean, what are we missing here?

Jack Mallers: Well, I actually think that those two quotes of Warren’s dismissing gold and Bitcoin are old. I think this most recent quote, and the timing of it is fascinating because obviously Warren’s a great investor. And what we’re living through, in my opinion, is the unwind from the economic alignment put in place after the world wars. This is a dollar world reserve currency world where the US structurally operates in a deficit. Countries like China operate in a surplus and we’re reordering capital flows. And the US and China are trying to come to a new economic alignment. And in the process of that, markets like the bond market have been getting crushed. And I think Warren owns over, you know, is it $300 billion worth of treasuries. Um, and so he’s one of the largest holders of US debt in the marketplace. And so for him to have that self-admission seeing the bond market getting crushed and questioning the reordering of capital alignment and capital flows globally says to me, the macro environment that we’re in, for him to even make that acknowledgement. And I’d be curious, the two most fixed supply, credible assets in the world, gold and Bitcoin, if he has a change in tune. Because those quotes to me are old. And I also consider him a great investor, but an older investor, an investor again in a fiat world that lived through this world reserve currency area era where, you know, I’d be curious his opinion again, I don’t want to, uh, to go at Mr. Buffett, uh, and discredit him, uh, with old quotes. That wouldn’t be fair.

Jeremy Saffron: Well, then I’m curious. I mean, could you see Berkshire maybe investing in gold or Bitcoin using that cash they’re sitting on 330 billion.

Jack Mallers: Yes. Absolutely. Yeah. Um, listen, I think, uh, the treasuries market was the world reserve asset of the world is countries globally take their excess cash flows from global trade, their surplus, and they invest it into dollar based assets to be the world’s reserve currency. You got to have an asset backing it that people want. That was traditionally US debt and treasuries. That slowly became maybe the Mag seven and US tech stocks. And now we’re seeing the market even dismiss those and find something like gold or Bitcoin attractive. So in my opinion, money is our time and energy in an abstracted form. We all contribute to this world and we store it in money. Money is a technology that’s supposed to save and then allow you to later exchange your efforts for things you need in your life. I think gold and Bitcoin, Bitcoin more particularly holds the properties to fulfill that promise within the marketplace. And I think there’s going to be a lot of new capital flow that finds the asset class. There’s no doubt about that. Berkshire included.

Jeremy Saffron: Yeah. No it seems like it’s already happening with the sovereigns. But we’ll get into that in a second. Let’s continue with Bitcoin’s narrative. I mean, it’s bounced 30% off its lows. It’s now brushing up against 100,000 again. Break down the top drivers here both positive and negative for us Jack if you could.

Jack Mallers: I think it’s very simply a fiat liquidity story. You know my mental model for Bitcoin is Bitcoin equals technology plus fiat liquidity technology in in the thesis. And the idea that we’re going to continue as humans build advancements in technology, things like cryptography, distributed networks are going to be positive signs for the world, plus fiat liquidity. Plus the more currency they print, the more they weaken fiat currency. I think Bitcoin is the most sensitive asset to that. It’s the most fixed asset in the history of our species. It’s the most accessible smoke alarm to fiat liquidity. I think it’s the direct response to money printing. I think Bitcoin smells it. And what we’ve seen in I mean the bond market was falling apart. Dollar down, stocks down. And we saw Bessant and financial leaders come out and say we will print the money, we’re going to print the money. And I think Bitcoin reacted the most to that because it’s the most sensitive. So I think in a world of uncertainty, what monetary regime are we entering now. Because it seems like the old one is dead. Bitcoin is most sensitive and most reactive to to these fiat liquidity changes. And that’s what I think was the 30% upswing recently. Is financial authorities coming out and saying we recognize the volatility. We recognize the chaos. We recognize the underperformance in what was supposed to be a safe haven. We’re going to come print the money. We’re going to devalue the dollar and support markets. And Bitcoin ran from there.

Jeremy Saffron: Yeah. Speaking of printing money, the fed I mean a lot of people watching them right now. Obviously we have upcoming meeting now, signaling at least two potential rate cuts this year. Would that be a bullish signal for Bitcoin, or could it be a warning that growth is weakening?

Jack Mallers: I think I don’t think the fed matters as much as people give them credit anymore. I think it’s all about the Treasury. It’s all about the Treasury. It’s all about Scott Bessent. I mean, talking about, I think for people to understand the macro environment we’re in today, we do have to go all the way back to World War Two. We do have to understand what the alignment was back then and why, where we are today, and how the US is going to afford to run this country with such massive amounts of debt, such massive amounts of deficits. The fed doesn’t matter. This idea of post 2008, where QE is the word everyone is looking for. I mean, this doesn’t matter. What matters is the US is structurally short bond volatility. That’s what I think we should really be talking about. Who’s the marginal lender to the United States of America. And as soon as the move index got above 140, and as soon as the bond market got volatile, every single market fell apart and they stepped in and they said, we’re here to bail it out if we need to bail it out. And that’s coming from Scott Bessent. That’s about financing the deficits. That’s an extension of what Janet Yellen was doing in the last administration. That’s where the liquidity comes from, in my opinion, not the fed. Bitcoin went from 15,000 to 100,000 while Jerome Powell hiked rates. It does not matter what the fed is doing I think this QE is old news. Main Street knows what QE is. They can’t tip off Main Street that way. I think the liquidity comes from the Treasury and that’s who we need to watch right now. Is Scott Bessent.

Jeremy Saffron: Interesting. Okay. Well people are I mean I was watching him just this morning. We’re talking at the Milken Institute. Uh, I want to ask you about gold. I just have to, because we’re now above that $3,500 mark. And I’m curious, you know, is capital flowing from Bitcoin into gold, or are both assets rallying together in this macro environment?

Jack Mallers: I think they’re both rallying together. I think capital is flowing into gold from trade surpluses. So I’ve hinted at this post-World War Two alignment. Let me just if you don’t mind Story tell for a second. So really, what happens? A decimating world war. The US was the strongest economy. They owned the most gold. They had the best manufacturing base at the time. And so what they did is they exported their strength by taking on the world reserve currency status. What they told the world is, listen, let’s make the dollar the world’s reserve currency. We’ve owned. We got the most gold. We have the strongest economy. We’ll export our strength to you through the dollar. You all produce stuff. So, Russia, you’re the best natural commodities producer. China. You’re going to build on top of manufacturing Germany and Japan you’re going to see lots of growth. So the US structurally operated in a deficit we didn’t produce. We let everyone else produce. We exported the dollar. We imported goods and debt. Right. So we imported food, energy oil, manufactured good cars and we exported the dollar. Now that’s not a very sustainable practice. Printing pieces of paper for real stuff. That was a reaction to a world war. But like any other empire, in my opinion, the US has gotten greedy.

Jack Mallers: Those deficits have compounded over decades, over decades, over decades. The debt has compounded over decades, over decades, over decades. Now, you live in a world where China is operating in a trillion plus annual surplus with trade. Global trade and the US has over $35 trillion worth of debt. And my opinion is we’re just unwinding from this very irrational economic behavior that was never supposed to scale in the first place. We’re unwinding from the world wars, where the US, the new US policy, published on February 21st, was trying to take your money and go home. China is taking their billion dollar trade surplus, Jeremy, and you cannot invest it locally. You cannot strengthen the local Chinese currency. It weakens your export market. So you have to invest it outside. So the reason US exceptionalism US tech stocks only go up is they were getting a lot of the capital flows from global trade surplus. China’s taking their trillion dollars. They’re plowing it into US real estate. They’re plowing it into US tech stocks. Trump’s new policy is you’re creating a wealth gap in this country. You’re destroying the poor. You’re creating too much asset inflation. We don’t want your money here anymore. Take your money. Go home if you’re China, okay? Treasuries is a bad place to put capital.

Jack Mallers: Mag seven is a bad place, and now we’re not even allowed to put capital in it. What does the world do with the time and energy? The value, the trade, the surplus? Where do you put it? Where’s an asset that is physically protective, that can’t be inflated, that can’t be controlled? Gold and Bitcoin. So you’re seeing capital flows being reorganized, being reordered. The US saying we don’t want to be the world reserve currency anymore. It puts us structurally in a deficit. And the last thing I’ll say is on the US’s structurally short bond volatility, who in the who in their right mind, Jeremy would lend money to someone who can’t control how they spend and is already in $36 trillion worth of debt? That’s the United States. They run an unprofitable business, so they can’t sustain themselves. They need a lender to finance their ability to survive. Who in their right mind is lending? And guess what? It’s not China anymore. It’s not Russia anymore. It’s none of our global trade partners. It’s hedge funds in the Cayman Islands and it’s stablecoins. If you look at the recent data, the biggest buyer of US debt has been the Cayman Islands. Not because of the country, but it’s because of hedge funds domiciled there.

Jack Mallers: And so the reason the US can’t afford volatility is volatility forces banks to have these hedge funds post more collateral for the basis trade. They’re doing an immense amount of leverage buying all these treasuries. And so as soon as the bond market got volatile that’s why you saw all the financial authorities step in and say we’re here to protect it. Because they almost blew out the only person that’s price insensitive and willing to buy this piece of crap debt. So where I see the market today is the Treasury. Besson goes on Bloomberg immediately. I’m going to organize stock buybacks. Jamie Dimon comes out and says, let’s please change the supplemental leverage ratio so banks, US banks can buy unlimited amounts of treasuries. Right. You’re seeing support for the treasury market. We’re going to kill volatility. We’re going to print the money and capital flows of our trade partners. Get it out of the US so we can build a middle class again. We can build a manufacturing class again. And China and Russia, all of these countries with all these large trade surpluses are going to have to find a place to store and protect their capital. And I think gold and Bitcoin are going to be the winners in this decade.

Jeremy Saffron: Jack, you brought up, you brought up before I mean, of course, the Treasury Secretary. What can Scott Betsy really do? I mean, what’s his secret weapon here? What can he do to offer an escape hatch in this environment?

Jack Mallers: So the the buyers of US debt, those that are actually lending to the United States to allow them to finance themselves out of this hole are hedge funds. And what these hedge funds are doing is what’s called a basis trade. And the way that this works is they’re arbitraging US debt instruments, but they’re doing it on an incredible amount of leverage. You know, imagine a hedge fund making just a millimeter worth of money. But if you can leverage that times a million, you can actually make a lot of money. So leverage is the game. Leverage does not work in a very volatile market because that person lending you the leverage is going to ask for more and more collateral. The hedge funds don’t have the collateral. They close their positions. The bond market gets absolutely obliterated. That’s what we saw post Liberation Day. And so what Jamie Dimon, what Scott Besson had been advocating for in the media is give this market more leverage, something like the SLR, the supplemental leverage ratio that was introduced after 2000, 2008, the great financial crisis, because what the new regulation said is banks can’t just infinitely leverage their balance sheets to buy US debt. You need to post some sense of equity, some sense of capital. It has to be expensive for you to lever yourself that much. It applied some physical constraints to the market so that it couldn’t get so irrational. And what these financial leaders are asking for is let’s remove those rules, because we’re going to need a lot of leverage, and we’re going to have to support a lot of these market participants, like hedge funds that are running an arbitrage trade.

Jack Mallers: They’re not necessarily speculating on US debt. You want the US wants buyers of these instruments that don’t care about the price. They’re just arbitraging. And so when Scott, Bess and I encourage everyone to go look at his interview where he talks about Treasury buybacks, I encourage everyone to go where Jamie Dimon says remove the SLR. This would allow banks to infinitely buy us debt, unlimited amounts of leverage. It’s going to allow these hedge funds to use unlimited amounts of leverage. And so that’s what you’re going to get is you’re going to get an insanely levered, which it already is. Us financial system and buyers like US banks and hedge funds and the Cayman Islands that are running either arbitrage trades. I mean, these guys don’t care about the fact that the United States is going to have to have real rates. Negative inflation is going to run hotter than the yields. And so that’s my opinion. And they can’t sustain any volatility. So they’re going to have to print the money. And that’s all very inflationary. And all this new capital is going to have to find something that can actually protect it. And I believe Bitcoin is the ultimate winner because it’s the hardest thing you can own. Hard as in it’s the hardest to make more of it. It’s the scarcest thing you can own. And that’s who I think is the winner. In a world where fiat is so increasingly abundant.

Jeremy Saffron: Yeah, interesting. And I mean we’ve got these reintroducing of the tariffs. The dollar has pulled back. Obviously Bitcoin continuing to do really well. I guess what you’re saying is that we’re seeing the early signs of Bitcoin as a macro hedge against US fiscal policy.

Jack Mallers: Yes 100% I think Bitcoin again it Bitcoin equals technology plus fiat liquidity. And that fiat liquidity part is so important. Who’s the best expression of currency debasement. What instrument is going to react and punish more dollars printed. If this market is full of levered hedge funds and banks begging for leverage rule changes and it’s going to be more credit, more liquidity, more debasement, what do I want to own? And in my opinion, Bitcoin is the one that increasingly is checking that box. And by the way, gold failed us already. I mean, the biggest question for gold investors is this time different? Because the problem is all of the gold is sitting in western nation state vaults. And that’s what screwed us last time, is that in order for gold to actually be a global reserve currency, it has to be concentrated with government. And at the end of the day, when government wants to act not in your best interest, you’re screwed. And that was the divorce of the gold standard and that Nixon shock. And so I think Bitcoin checks all boxes. It solves the problem that gold seemingly couldn’t. And it’s increasingly becoming the best expression of the biggest problem today which is how are we going to enter new monetary regime. How is the US going to distance itself from the world reserve currency? How is it going to deal with the structural deficits that’s built up over the last 100 years, since the World wars? And I think Bitcoin’s won that bid. It’s been the best performing asset. It will continue to be because it physically holds those properties. It’s the scarcest thing you can own and hold yourself.

Jeremy Saffron: Yeah. Good segue for me to go to because we got to talk about Twenty One Capital. I mean, let’s start with the big picture. You’re calling it a pure play Bitcoin operating company. It’s a step beyond holding Bitcoin on the balance sheet like MicroStrategy. Walk us through what that really means and what gap you’re trying to fill in the capital markets here.

Jack Mallers: Yeah. So I co-founded the business with tether. We’ve been in Bitcoin for well over a decade, and I think we were so inspired by what Michael Saylor and MicroStrategy had built. But over the last few years, I think we identified what we consider a massive opportunity, which is bringing blue chip credibility with startup upside. We think we’re big enough to win, small enough to grow. And the opportunity with more words to us is build an a public market to capital markets vehicle that has the credibility to raise the most money to acquire the most Bitcoin, to be the most accretive in Bitcoin per share terms, but also technology builders that founded that are on the board, that are on the leadership team, that can actually extend the opportunity beyond just buying Bitcoin, building technology on top of this asset. We hadn’t seen anybody do that yet. And so we’re not a small cap business, a mid cap business that’s pivoting from a failed operating company, pivoting to a new opportunity. We’re not changing our name. We are founded and designed to be the winner of. We want to be the best way for capital markets to participate in Bitcoin. And so again, for a fixed income market where I think real yields are going to have to be negative. Bond market’s been getting obliterated. Capital markets are desperately seeking returns in real terms. And Bitcoin’s been a champion of that. And so if we can create the capital markets vehicle that has blue chip credibility you’ve got a SoftBank, you’ve got a tether. You’ve got a myself. We’ve got billions of dollars entering the market. We know exactly what we’re doing. But startup upside folks that have already built high margin, high growth, high cash flow generating businesses in this space, we know where the opportunities are. We’ve done it before. We think that’s what the capital markets was missing.

Jeremy Saffron: Yeah, interesting. I mean, I find it fascinating too, because you’ve introduced some new concepts into the financial, financial, you know, vernacular here. I mean, namely Bitcoin per share or something that you’ve called Bitcoin return rate or BRR. Explain how these metrics work and how they differ from traditional earnings per share models. Why not just stick to EPs and Nav.

Jack Mallers: Yeah well, because we wanted to signal to the markets that we intend to be judged in Bitcoin terms. This in our opinion Bitcoin is the hurdle rate, it is the performance to beat. And one of the reasons we built this vehicle is it’s a purpose built vehicle to outperform Bitcoin. And so EPs in my personal opinion and the opinion of the business is it’s a highly manipulative metric measuring things in dollar terms. I mean Jeremy my water bottle has gone up in dollar terms. This microphone has gone up in dollar terms. The dollar is an increasingly devalued currency. And so measuring things in dollar terms doesn’t actually get the signal across. How about how much of a currency unit that is finite that is absolutely scarce? The first time we’ve ever seen that. How many of those can you get me on a per share basis? Now that is performance. And how can I measure that growth. That would be IRR. It’s a it’s a funny pun on brr money printer go brr. But it’s Bitcoin return rate. How quickly are you growing the most scarce thing humans have ever conceived on a per share basis. And that’s what we want to tell our shareholders, is we’re going to be performant and accretive in Bitcoin terms, the thing nobody can print, the thing nobody can manipulate, and we don’t actually care much about the near term volatility or price action of Bitcoin. It’s a long low time preference. Long term business is can we actually credibly grow Bitcoin for our shareholders because we believe it’s going to change the world. And if it does, and if we’re able to be successful at the metrics, we’re telling the market to judge us upon, both ourselves and our shareholders are going to be incredibly happy.

Jeremy Saffron: Right? Yeah. Let’s stick on that theme because, I mean, you’re launching with 42,000 Bitcoin, over $500 million in committed capital. That immediately puts you among the top one of the top Bitcoin treasuries out there. Your goal isn’t just to buy and hold though. You’ve talked about launching Bitcoin native cash flow products. What’s the first revenue generating product that you plan to roll out? What does that look like?

Jack Mallers: So in our business filing, which I encourage everyone to look at, this is all public documentation. Uh, we cited, we’re first going to roll out educational and content tools. This is even the stuff we’re doing right now, Jeremy. Which we really appreciate you having us on. Uh, and then we’ve referenced some markets that we’re particularly interested in, which is lending, which is credit. I mean, a lot of the vision for the business is, uh, in a, in a fixed supply asset class, there’s only ever going to be 21 million if you’re one of the top balance sheets in the world with this asset class, it’s really who are you going to call when you need Bitcoin, when you need help settling, when you need credit, when you need a loan. And we feel exceptionally capable as technologists that have had prior success in these markets to provide those services. We have a massive balance sheet and ability to make that useful. We’re selling Bitcoin. Financial services is what we wrote in our statement filed publicly that’s making Bitcoin useful, adding to the utility value of Bitcoin. That’s where our high level focus is. We’ve identified some of the markets in our filing. I encourage everyone to take it, take a look. But we consider ourselves not only a firm that’s using the capital markets to acquire more Bitcoin in a creative way, but a financial services firm founded by proven technologists that have been in this industry for over ten years.

Jeremy Saffron: Interesting. Okay. Well, let’s talk about the Cap strategy here. The structure, at least on the capital side. I mean, MicroStrategy has leaned on convertibles and high yield debt to accumulate Bitcoin. Will you follow a similar path or are you looking at newer, more creative ways to deploy capital here?

Jack Mallers: I think I know this might not be the answer you’re looking for, but it’s all of the above. We’re going to use what has worked for others, and we think that there’s new avenues that we can explore to achieve success for our shareholders. I do think what is really interesting, and I had made reference to it. I want to make sure the listeners understand when I say real rates negative, that means let’s say, you know, the market is giving you a 3% yield, but inflation is running at 5%. You’re actually negative two on a real return. You’re making the 3% in dollars, but the dollars are getting you less stuff because of inflation. I think that real returns are going to have to be negative on these fixed income instruments. And so our ability to build products that are effectively Bitcoin backed for some of these markets is really attractive in the conversations we’ve had have been phenomenal. Even the 500 million plus of committed capital, that’s a big number for a company that’s coming to market, and we’re coming to market with billions of dollars on the balance sheet. So, you know, we think we can solve a lot of problems for a market that is in desperate need for someone with solutions. Because if you’re in fixed income, um, you know, bonds, bonds haven’t been great and but maybe a Bitcoin backed bond of sorts, uh, gives you a lot of real returns. And so some of the conversations I’ve had is, you know, is 60 over 40 the best strategy? What about 55? 540. What about 60? 35. Five. And understanding, you know, Bitcoin’s Sharpe ratio is the best performance of anything you can hold. And what size of your portfolio should it be? But it probably shouldn’t be zero. And so anyways, we’re looking at everything. We’re going to copy a lot of what’s worked for those that have helped build the industry. And then there’s a lot new that we’re excited to unveil.

Jeremy Saffron: Okay, speaking of a lot new, there’s been some regulatory shift to I have to ask you, this past week, the fed and the FDIC rescinded the 2022 letters that required banks to get preapproval before engaging in this space in crypto at all. Really? It’s a major change. I mean, have you already seen renewed interest from major banks? And what does that mean? You know, for Twenty One Capitals funding and custody options here?

Jack Mallers: Yeah, 100%. I mean, listen, humans naturally are interested in innovation, in growth, in making money. I mean, these are all things I think, you know, Bitcoin’s been the best performing asset. It’s brand new technology that has innovated and made technological advancements. It’s grown businesses and allowed people to outperform. So I think all of these things naturally businesses, banks have an interest in. And when you have an administration that’s pro-growth, pro-innovation, pro technology, pro deregulation, hey, let’s get out of the Innovator’s Way. Let’s let them build. I think that’s been positive tailwinds for the space. And I would say absolutely, there’s been a ton more interest. I mean, yes, Bitcoin’s spot price is up, but what’s really up are those that are contributing to the space. Even just from a psychological, philosophical standpoint, those that are allowed to contribute and get to know the industry, that’s gone up tenfold from my vantage point.

Jeremy Saffron: What about some of the obstacles? I mean, obviously there’s a big change in the bank front, but I mean, are there still some obstacles that remain in place here?

Jack Mallers: Oh, we don’t believe so.

Jeremy Saffron: Perspective, I guess. Right?

Jack Mallers: I mean, not necessarily, uh, in my opinion. And I don’t, you know, I get asked often like, is this administration the deal breaker that’s going to send Bitcoin to the moon? Bitcoin to me is not a political trade. If Bitcoin traded based you know, if it if I needed Donald Trump to tweet something awesome for Bitcoin to be justified in my portfolio, I’d own none of it. Bitcoin is in a political instrument. It’s been successful no matter what party or who’s been in office. And so I think we have what it takes to be successful, which is, in my opinion, the most perfect money ever conceived by humans. It’s definitively scarce, infinitely divisible. I can transport it anywhere for no cost. I can store it for no cost. It’s 100% public. Transparent. Audible, auditable. Excuse me. So I mean, it has all the properties that you would need to store your time and energy to trade globally. Even enemies can trustfully settle amongst each other with this technology. And so I think for us at Twenty One and Strike, it’s about keeping your head down and just building for tomorrow, because I think humans generally overestimate what could be done in a short amount of time, but underestimate what could be done in a longer amount of time. And I’m focused on the longer amount of time. And just day by day, brick by brick, just building the world that I want to be a part of.

Jeremy Saffron: Nice, I like it. Okay, well, the Senate is now debating a bipartisan stablecoin bill. I mean, it potentially allowing U.S. banks to issue fully backed digital dollars if that passes. What are your thoughts on stablecoins here and why do you stick to Bitcoin only?

Jack Mallers: Um, well, I don’t you know, I don’t even find stablecoins as a competitor to Bitcoin because they’re just an iteration of the dollar. And I don’t I think that stablecoins actually maybe compete with other fiat instruments. I my opinion on stablecoins, which is, you know, held personally I, I don’t think that there’s that competitive or that much interest in a stablecoin. I don’t know like running Strike. None of our US customers asks for stablecoin. Why would they have chase accounts. They have Bank of America accounts. They have cash accounts. They have Venmo accounts. All the demand is externally in Latin America, in Africa. And that’s what a business like tether has achieved, to be totally candid with you. So I actually think and listen, we have tether integrated into our product at Strike in in Africa, in the Latin America, these emerging market products that we serve and what we’ve seen is the product goes from they want to hold naira in Bitcoin to they’d rather hold tether and Bitcoin. So we find tether actually competitive with the local currency. That’s a piece of crap in some of these emerging markets as opposed to being competitive, you know, with Bitcoin. So I actually don’t think it matters that much. I don’t know why US banks are super eager to try and put a stablecoin in my Venmo account. My the dollars in my Venmo account are fine. It doesn’t matter. It’s the person that has naira and doesn’t have digital access to the dollar. They’re willing to ditch their naira for the dollar as they ease into Bitcoin. That’s been my personal experience in my opinion. And um, for me it doesn’t matter much. To be candid, I’m focused on Bitcoin only because I think it’s the best thing for humans to own given its monetary properties.

Jeremy Saffron: Okay, so not competition here my friend. I mean, because some of the biggest name in traditional finance visa, JP Morgan, they’re now piloting blockchain based settlement systems. But it doesn’t. Is it competition validation or both?

Jack Mallers: I think all of the above, I think people listen. It’s competitive in the sense that inevitably a A lot of these big players are going to figure it out. Do I think they have figured it out given the solutions that they’re, you know, having mainstream media blog about? No, I don’t. Um, but it’s validating for sure. I mean, listen, the best performing asset in human history, Bitcoin some of the biggest, you know, profits per employee tether Strike in the Bitcoin space for sure. So it’s growth it’s business. We’re clearly solving people’s problems out there in the world. And it’s the best performance. The last thing I’ll say is I think people greatly misunderstand the size and opportunity set of a good money. Humans own a little over $900 trillion worth of stuff. Jeremy. That’s real estate, that’s equities, that’s currencies, that’s sovereign debt, that’s art. That’s precious metals. All the stuff we own. Think of everything you own. About $900 trillion a little over for humans. Half of that humans use as a savings account. It’s what we call monetized the asset. So they own the house, not to actually live in it. They’re renting it out on Airbnb or whatever. They own the house because they’re trying to save the inheritance money they got, or they own the art because they’re trying to persist wealth through time. And so about 4 to $500 trillion worth of value humans have created. And they’re just trying to save. They’re just trying to store it. They’re just trying to exchange it later for the things they need in their life. That’s the market Bitcoin is going after, in my opinion. So of course, every massive institution, every big business is going to try and find their place and extract value of what I think is one of the greatest wealth transfers in human history. And that’s why when people size Bitcoin up against an Amazon or against some other tech stock, Bitcoin is going after an opportunity that is worth 4 to $500 trillion for humans. And I think over time, institutions and governments are going to appreciate and understand that and rightfully try and participate.

Jeremy Saffron: Yeah, I mean, it seems like it is. I mean, the sovereigns, there’s certainly a lot of talk about them getting involved. And there’s also this chatter that the Trump administration is preparing an executive order to explore US strategic Bitcoin reserve. I mean, how symbolic is this? Do you think it’s the start of that serious institutional change that you’re talking about here?

Jack Mallers: Yeah. Well, you know, going back to my macro thesis is that we had the World War. Post World War two setup. Us is running this deficit. Everyone else is running a trade surplus. That’s not sustainable. It’s not going to work. It’s destroyed the US middle class. It’s created this massive wealth gap bigger than anything we’ve ever seen in history. And so I think that the Trump administration is trying to unwind that and trying to fix it, support the middle class. Again. They said Main Street, not Wall Street. Um, one of the ways to do that is to prioritize gold, prioritize Bitcoin, weaken the dollar. And I think I think that that’s what they’re doing. Now, the question for the US is it’s a bit of an awkward situation is because you structurally run deficits, you don’t have a surplus, you don’t have profits. Like if you think of the US as a business, they’re not a profitable business. So if you’re going to buy something new, how are you going to pay for it? I don’t think it’s politically palatable to print money to buy Bitcoin. And, you know, people in your YouTube comments are going to say this 12 year old Bitcoin bro in his empty closet. Trump’s printing money to support whatever he does on the weekend I don’t think that’s a political Supportive move. So I think what they’ve struggled with is yes, we understand it’s a neutral, scarce asset that could be the world reserve currency or the World reserve asset.

Jack Mallers: On balance sheets. We’re seeing people like China. China’s mining Bitcoin right now. Russia’s mining Bitcoin right now. These stories are real. And the US understands the game theory here. But the question is how do they enter without ruining all political capital that they have because the country structurally runs on a deficit. So if you want to buy anything new, you got to print the money and you’re going to lose a lot of voters. So I think that’s why you’ve seen Trump say, hey, I love Bitcoin mining. Bitcoin mining is a sneaky way to acquire the asset without bluntly just printing money and buying it. So we’ll see if something can get passed through Congress. I think Bitcoin is the most American money we’ve ever seen. I think the US will find its way to being pro technology, pro growth, pro inclusion, pro property rights. This is all things Bitcoin represents and they’ll find their way to it. But it’s a struggle because if you’re a country that structurally runs deficits well how do you buy something new like Bitcoin. You tell all your voters you’re printing capital devaluing the dollar to bias Bitcoiners. I think that’s a tough story to sell. That’s why we’ve seen some of the struggle.

Jeremy Saffron: So they’re not going into Fort Knox and selling gold to do it. Jack.

Jack Mallers: Well, I think the proposal is actually to revalue the gold.

Jeremy Saffron: Yeah.

Jack Mallers: And mark it up to its current spot price. And then you can take some of the proceeds and rotate it if you’d like. That, to me, is very reasonable. It’s very logical. And again you know, one can make the argument Trump tariffs everything except gold, which was very notable and very purposeful. Is he telling China take your trillion dollar surplus. Get it out of the tech stocks because you’re killing Main Street. You’re causing such asset inflation. The 1% is getting so ungodly rich for doing nothing. And the 99% in this country, we’re starting to see, you know, civic unrest. And so is he saying, get your money out of this country, get your money out of the treasuries market, put it into gold, run gold. Spot gold. Up support Bitcoin. I mean, if you’re the US I mean, how much debt and money supply do you have to is out there before you say, okay, all the dollars are actually backed by gold or actually backed by Bitcoin. If you can get the Bitcoin and the gold price high enough, Trump can come out and say all your dollars are actually backed by gold and Bitcoin again. Boom. We solved the problem right. So I think, you know, I think Trump and Bessent like to see higher gold prices. They like to see higher Bitcoin prices. They are trying to devalue the dollar. It’s the only way out is by printing your way through and devaluing the debt.

Jeremy Saffron: All right. You’re the CEO of two companies, my friend. I don’t know how you do it some days, but how do you manage your time between Strike and Twenty One Capital?

Jack Mallers: Yeah, I think, you know, this story is a little over exaggerated. These businesses do share in one mission, which is, you know, Bitcoin. And so um, my time it’s effortless to manage my time. I mean they are two separate companies. They work on two separate products, entirely separate entities. Um, but I’ve spent my entire life working on Bitcoin. I don’t know a life outside of that. And so it comes really naturally to me. To be totally honest, I do believe that Bitcoin is the best tool to effect positive change and move the world in what I hope is the right direction. And so it comes naturally to me. And the other thing I would tell the public is, you know, you can just do things. I don’t know who came up with the rule that you can’t run two companies, but it’s not true, and I’m proof of that. So, um, when I was presented the opportunity and we were around the campfire and I was like, hey, let’s start a new thing that we think the world needs and is going to advance the world in the right direction. I was like, why the hell not? Who am I to tell myself I can’t?

Jeremy Saffron: So I like it, I like it, okay, let’s finish with the lightning round. I know you’re a busy guy. Short answers if you can. Uh, what’s the biggest execution risk for Twenty One Capital in the next 12 months?

Jack Mallers: Uh. Getting distracted. Uh, again, I think people overestimate what they can do tomorrow. Underestimate what they can do in a year. So for us, it’s. Keep your head down. Make progress each day. You’ll be surprised when you look back how much you’ve accomplished.

Jeremy Saffron: Okay, I like it. One piece of advice you’d give Michael Saylor today.

Jack Mallers: Um, except my chess match. Supposedly, he’s a chess player. He won’t play me in chess. Uh, so I don’t know. Uh, let’s study some chess openings together, sailor.

Jeremy Saffron: And when you wake up every morning. I mean, what’s that one Bitcoin metric that you check?

Jack Mallers: Uh, I like tracking Bitcoin against gold and oil. Okay. Um, I think anything measured in dollars will go up over time. I think the real world reserve asset competition is between Bitcoin and gold.

Jeremy Saffron: All right. Jack Mallers, of course, CEO of Strike Bitcoin payment platform and now the CEO of Twenty One Capital. It’s great to have you back on Bitcoin I really back on Bitcoin. Those two things go together Jack. But back on Kitco I appreciate it.

Jack Mallers: You guys are the best. Thanks for having me man.

Jeremy Saffron: Thanks Jack. Appreciate it. And of course to our viewers what do you think?

Would you hold stock in a company that grows your Bitcoin per share? Let us know in the comments! Be sure to hit the subscribe button. I’m Jeremy Saffron. We’ll see you next time.

Transcript of Money Matters Podcast: Leverage & Liberty - The U.S. Can’t Handle Volatility & It’s Good For Bitcoin, Hosted by Jack Mallers, found at YouTube, published May 5, 2025

Jack Mallers: Yo.

Jack Mallers: Welcome back to another episode of the Money Matters podcast. My name is Jack. I am the founder and CEO of Strike. I’m the co-founder and CEO of Twenty One, and I am your host of Money Matters of Mailbag Mondays. Ladies and gentlemen, for those new here, every Monday I go live 6 p.m. eastern, five central. And 3 p.m. Pacific. And I talk all things Bitcoin, macroeconomics and whatever’s going on in my brain it is your all signal no noise Bitcoin podcast. Alright, here’s the format per usual. I got one rant. I rant and scream and kick and throw my arms in the air in this empty closet for about 20 to 30 minutes. And then I do Q&A and then I’m out of here, hopefully in less than an hour. Fair game, Fair game. Before we start, I got a time stamp. This bad boy. I’m talking to you all at Bitcoin block height 895,426. The BTC USD price as of running my mouth is $94,810. That puts Bitcoin’s market cap at 1.88 trillion. Just below that 2 trillion threshold, our all time high remains at $109,300, so we are sitting around 13% below Bitcoin’s prior all time high, which was achieved on January 20th of this year, 2025. Okay, here we go. So the rant that I wanted to go on, um, on this show, we’ve spent a lot of time talking about macroeconomics. We’ve spent a ton of time talking about Treasury Secretary Scott Bessent, about Jerome Powell and the Federal Reserve, about the white House, about capital flows and the US running a persistent deficit, China running $1 trillion trade surplus.

Jack Mallers: When I was reading through the YouTube comments, which I really appreciate, your guys support, uh, I think there was a need to maybe take an episode, step back and start to define a lot of the terms that I’ve been using, tell the story in a bit of a cohesive manner. In one episode, going from where we started, which was the world wars to where we are today, how we got there. And then the title of this episode is that the US cannot take volatility and that that’s good for Bitcoin. And so a lot of the news, a lot of the headlines, a lot of what the financial authorities are saying, I’m referencing that. I’m telling you guys it’s a good thing. I’m assuming you know what what they’re talking about. But maybe you don’t. So this episode is going to be taking a bit of a step back. This rant walking through from World War Two to where we are today, and talking about why the marginal lender of the United to the United States is now its own US banking system and hedge funds, and why that is structurally short volatility, why that’s good for Bitcoin. And then especially what Scott Besson has decided to do as of recent what Jamie Dimon is at, Jamie Dimon is advocating for why Bitcoin is up 30% over the last month or so, and why I think it will continue to perform well given there’s more fiat credit and volatility in the system.

Jack Mallers: Here we go. Let me share my screen. For those listening on the podcast waves, um, this is increasingly becoming a YouTube show. Meaning I show a lot of visuals. The people like the graphs, the charts. It’s easier to digest information that way. I’m also myself a visual learner, I have to admit. So if you’re listening on the podcast waves, on Apple Podcasts or Spotify or something like that, I’m going to try my best to word over everything that I’m visually showing, but I do highly encourage you to check out the YouTube channel if you can. We’re almost at 25,000 subscribers. I really appreciate it. It’s probably the highest quality content of all of the ways I produce content. Okay, here we go. So my macro thesis that I want to walk you guys through is that what we’re living through is a new monetary regime change that the current monetary and financial system that we are in right now is post world wars. It was a result of what happened in World War One and World War Two, and what we’re living through, especially with this new Trump administration and seemingly their policy and their strategy is gradually or expeditiously unwinding from this monetary regime.

Jack Mallers: So I want to take a step back, talk about the monetary and economic order that we’re in today, how we got there and why it’s structurally falling apart. And then tie it to some Bloomberg headlines, some Jamie Diamond Bloomberg quotes and press releases. So give you guys absolute context and truly understand what these guys are advocating for, why they’re advocating for it and why? I think it’s very good for assets, especially assets that are fixed in supply. So the Bretton Woods agreement. So I take you guys back all the way to the end of World War two. So at the end of the World War two, the world was quite frankly, decimated, right? The US was the winner coming out of the world wars. It had the strongest manufacturing base. It had the strongest economy. And also, most importantly and rarely talked about it had the most gold. So it was considered the wealthiest nation. The US then set up the Bretton Woods agreement, and I have it right here on the screen. It was an agreement to which gold was the basis for the US dollar. So the US dollar was to be backed by the US gold reserves, and other currencies were to be pegged to the dollar. Asserting the US dollar as the world reserve currency. Now, there’s a really important piece on the world reserve currency and how it works. I’m actually going to pull up what’s known as the Triffin dilemma.

Jack Mallers: Um. When you decide that you want to be the world reserve currency, you’re actually structurally positioned to run what’s called a deficit. So now can I can you guys see my screen here? So the nation that issues a global reserve currency will damage their export economy. What this is saying is when you’re the world reserve currency, you have to get the rest of the world. So your global trading partners, you have to get Russia and China and Germany and Japan, you have to get everyone India. You have to get everyone the dollar because they’re using the dollar as a unit of account. They’re using the dollar as a medium of exchange. They’re using the dollar as a world reserve asset. People are short on dollars. They’re constantly needing dollars as the global economy grows. And so what the US said is we will export our strength, export the strength of our economy, export our gold reserves to you all through the US dollar. But what this does is the US becomes an exporter of only dollars and an importer of real goods and services. So the food that US citizens consume, the energy, the oil, the manufactured goods like the iPhones, the headphones, the televisions, none of that the US was making the effective setup was, hey, rest of the world, we know you just got decimated. You know, you just got your butt kicked in the world wars and your economy is in the gutter.

Jack Mallers: Your cities are totally damaged, your manufacturing base is destroyed. We will export you the dollar and our strength, and we will import your goods and services. So. So we’ll let you produce our iPhones. We’ll let you produce our energy and oil. We’ll let you produce our food. Okay. Right. Is this following. But what happens is as the United States, you damage your export economy. You damage your own economy to manufacture things to produce goods and services. Right. And so over this time, you’ve seen not a lot of stuff be produced in the United States of America. The middle class be eviscerated, you know. Et cetera, et cetera, etc.. So I don’t want to get ahead of myself. Fast forward a little bit after this setup, and in 1971, the United States actually severed the relationship between the dollar and gold, which is a little bit of a gotcha, because the setup was the US has all this gold, the US is standing strong. The economic base there is very good relative to other countries. But in 1971 the US said whoopsie, we actually don’t have all the gold to back the dollars that we’ve been exporting. So again, close your eyes and picture in your brain. In global trade, the US is just pushing out these dollar bills and importing real stuff. Now that’s not a very sustainable relationship. It is though if there’s gold backing it because there are physical constraints, they can’t just print the dollars out of thin air because you can’t print gold.

Jack Mallers: So there was some physical constraints imposed by Mother Nature. But, you know, surely the US isn’t going to run this playbook forever because they’re running a persistent deficit right there? Not necessarily. If you’re thinking of them as a business, they’re not a profitable business. A deficit means they’re not running this trade in a profit. They’re just pushing out their gold reserves and importing real goods and services. So it was like a rebalancing as the US was sprinkling gold throughout the world by pushing out dollars that were backed by gold and importing raw materials, food, oil, energy. So we were getting stuff, the world was getting gold, and it was really so the world can recapitalize and get back on its feet. Now, when the US did this, it was a shot heard around the world because it was wait a second. These pieces of paper we’re holding, they’re not actually gold certificates. What are they backed by? They’re backed by just faith in the American government and the Federal Reserve. Well, that changed everything. And so now fast forward to 2008. Just to give you guys the capital flows and how this worked. So let’s say China, which is the world’s largest manufacturer or let’s say Russia, which is the world’s largest natural commodities producer. Okay.

Jack Mallers: What these countries would do is they would trade with the US, so the US would give them a bunch of dollars, they would give the US, whether it’s oil and energy, whether it’s manufactured goods like computers and iPhones and televisions, whatever the case may be, they end up with a lot of dollars. Okay. Right. Because the US again, is pushing out dollars and getting the real stuff. So I as an American, I have access to all the iPhones and I have a lot of energy. I can get two car garage and guzzle up a bunch of oil. And these countries are left with a lot of dollars. Now, traditionally what they’ve done with those dollars, if they would buy US treasuries, okay. So they’re effectively putting the capital that they’re earning from global trade back into the US market. Okay. And so you can see in this chart that up until 2008, which was a record high, our foreign partners were taking the trade surplus and they were buying US treasuries. Okay. After the financial crisis in 2008, and this is after Nixon severed the relationship between the US dollar and gold, you saw a rapid sell off of foreigners buying US treasuries, being interested in US debt. And this is really leading us up to where we are today, is that over the course of the last few decades, especially, but even back to 1971, the US has had diminishing trust in the financial system and specifically in the longevity of the dollar.

Jack Mallers: If the dollar is not constrained to the laws of the universe and Mother Nature, if it can be printed out of thin air, and if there’s going to be a financial crisis in the financial authorities are going to prioritize the best interest of Wall Street and certain financial institutions in America, as opposed to those that have been financing and holding its debt as its foreign trading partners. People become less and less interested in storing their balance sheet, storing their capital like the World Reserve asset. So if you could think the World Reserve asset was gold that backed the dollar, the World Reserve asset then moved to treasuries that backed the dollar. But then all of a sudden people weren’t interested in treasuries. And then for a little while, the World Reserve asset became the Mag seven and US tech stocks. China then started buying a bunch of Facebook and Amazon and Google stock, and all of a sudden that doesn’t work. And so the next of what I wanted to show is how the US continued to then finance itself, because in a post 2008 world and hopefully you guys are following, I be able to answer questions during the Q&A. But in a post 2008 world foreign partners weren’t willing to finance the US. Again, if you think of the US as a business, it’s running a perpetually losing business.

Jack Mallers: It’s running in a deficit and it’s designed to run a deficit like the Triffin dilemma. The whole idea of being the world reserve currency is you’re exporting the currency and importing real stuff. And so if all of a sudden, after the United States severed a relationship with gold, the US is saying we’re just going to print pieces of paper out of thin air and you’re going to give us food, you’re going to give us oil, you’re going to give us energy. You’re going to give us manufactured goods in return. And inevitably, the world is like, that’s a shitty deal. Why the hell would I want that deal? You just get to print pieces of paper in your basement, and I’m supposed to give you real stuff that takes hard proof of work to produce? That doesn’t make any sense. Now, considering that the US is an unprofitable business in in analogous terms, it’s running a persistent deficit. Think about it. It cannot sustain itself with profits it has. How does how does a company that isn’t making money sustain itself and keep going? It raises money. It gets money either lent to it. Right. So who is lending money to the United States when you buy a bond? When you buy a ten year. Let’s say you’re lending money to the United States for ten years. Now, traditionally, the ten year was purchased by China, was purchased by Russia, China would run $1 trillion trade surplus, and they’d buy $1 trillion worth of US treasuries.

Jack Mallers: The US government takes that trillion dollars, and it’s able to finance itself further. And the can keeps getting kicked. But if China and Russia and everyone’s like, screw this, I don’t want to hold these pieces of crap because they’re either, you know, the US seized from Russia, their treasuries. So there’s no such thing as property rights in the United States after that. You know, property rights is a luxury. And so you’re either saying we’re going to take your stuff so people don’t want to buy it, or we’re going to debase your stuff so people don’t want to buy it. So who has been lending to the US government in this post 2008 world? And this graphic is very interesting. So you can see at the very bottom foreign holders. And then you can see it’s very it’s really flatlined. Right. There’s no new lenders to the United States. So consider us government debt again. It’s kind of overcomplicated in my opinion. Think of it. The US is unprofitable. It’s running in a persistent deficit. It can’t fund itself. It needs people to lend it. It needs people to lend it money. Who’s been lending it money? Who’s dumb enough to lend it money? And the truth is, the the largest and fastest growing sector of this is banks and other US entities. So banks have currently taken over the responsibility of lending to the US government by buying its debt.

Jack Mallers: Okay. And the way this has been working is everyday citizens earn money and they deposit it into Bank of America, into JPMorgan Chase, into Citibank. And these banks actually take your deposits and they go buy these debt instruments. They go buy these bonds, these treasuries. Right. Does that make sense? And so what the US has done is they’ve actually changed the rules, changed the law, and been able to support banks taking citizens deposits to lend to the US government and finance its ability to spend. The next big one is hedge funds. So I showed this last episode and I think people got really confused by reading the comments. So what I was trying to show is tether last year in 2024 was somehow the seventh largest buyer of US treasuries. That’s insane when compared to other countries. But what people caught on to is number one was the Cayman Islands, and they bought over $100 billion of US treasuries. And then what you can see over here is let’s see, mainland China is down negative selling Japan selling Brazil Ireland, India all selling. So this is a hell of a graphic. You see, some of the largest trade surpluses are the largest capitalized countries China, Japan, net sellers of treasuries in 2024. And you see a stablecoin and the Cayman Islands as the leading buyer of US treasuries.

Jack Mallers: Now a lot of the comments were like, Jack, how do you explain that? Well, it’s not the country, the Cayman Islands, it’s the Cayman Islands in the sense that all of these hedge funds are domiciled in the Cayman Islands. So it’s actually a bunch of hedge funds buying the US treasuries. And again, you’d ask, well, what the hell are they doing? Well, the hedge funds are running what’s called a basis trade, okay, a basis trade. What they’re basically doing is they’re arbitraging different versions of the Treasury. They’re arbitraging the underlying with the future. And what you can see right here in the orange is as this gets lower and lower and lower, this is them taking the other side of their basis trade. And you’d ask yourself, well how big is this basis trade? Well, in 2023 you saw it was approaching $1 trillion in size. So basically what’s happening is let’s say a hedge fund can buy something for $100, sell it for 101, and they’re making $1 every time they can do that. Now, the reason that this is interesting is hedge funds can’t actually run this trade profitably without an insane amount of leverage. Okay, neither can banks. So my point in telling you guys this is that banks, this yellow and these hedge funds in the Cayman Islands, they need an insane amount of leverage to actually prop up the US treasuries market and replace the buying.

Jack Mallers: That was Russia, that was China. That was India. Like, think about it, guys. Chase Bank and a bunch of hedge fund bros cannot replace China, Russia, India in lending to the US government and keeping us solvent. Okay. So how do they do it? They get an incredible amount of leverage. Leverage is just the ability to borrow money. So what a hedge fund is doing is they’re making maybe like a sub penny, but they’re multiplying it by a million because they’re extremely, extremely, extremely levered. And you can see how this trade has grown incredibly. It it closed over Covid and then reopened and is now bigger than it’s ever been. Okay. And you can see the size here. This also is an interesting graphic. This is the US 30 yield. So the longest end of the curve. And you can see the three day change here at the bottom. And what you can see is this is Liberation Day fiasco. This is Covid. So what happened recently in the bond market was up there with some of the like most catastrophic days in financial markets. Now I say all of this to bring back this graphic. This is the move index which is basically the VIX for the bond market. It’s measuring bond volatility. And the point was anytime the bond market gets volatile financial authorities step in. They come they print the money. They can’t afford the volatility. And I was saying this as if you guys were able to understand it.

Jack Mallers: But my point is this. The US was structurally set up to run deficits. Countries like China have $1 trillion trade surplus. Now the US has $36 trillion of debt. That’s been the setup since the US became the world reserve currency. Now, the US could have been humble and said we’re moving off the world reserve currency. Now the world is back on their feet. In 1971, Nixon could say, we don’t have enough gold. We resign as the World reserve currency issuer. Let’s get back on a gold standard and move on. But the US kept prioritizing its regime, prioritizing its empire, taking shortcuts. They severed the relationship with gold in 1971. In 2008, they decided to bail out Wall Street instead of protect those that had been lending to it and financing it in its debt markets. Right. So much so that the only who’s the marginal lender to the United States of America. That’s the big question. Who on earth is willing to lend someone that’s already $36 trillion in debt? If you had a buddy that was $36 trillion in debt and they asked for more money, would you lend them money? You’d have to be out of your mind. Are you crazy? Who in their right mind would lend them money? Well, one, the US banking system. The US banking system is not as much of a free market as you think.

Jack Mallers: The US government has been changing rules, changing laws in implying that they have to support the Treasury market or also Treasury market would fail. The other is these hedge funds. When you’re arbitraging something, if I can buy a banana for $5 and sell it for $10, I don’t actually care about the cost of the banana. I’d buy a banana for $1,000, as long as I can sell it for $1,005. When I’m an arbitrageur, I don’t care about the price of the instrument. I care if there’s an arbitrage opportunity for me to make money. So these hedge funds are perfect for the US government because they don’t actually care about the price. They just care about the arbitrage. But they need a lot of leverage. Now leverage does not like one thing volatility. When things get volatile, those providing you the leverage need you to post more collateral. Okay, so what happens when this move index spikes and you see Bessent and Jamie Dimon and Jerome Powell come out of the woodwork and just start. Hey we’ll print the money. We’ll print the money. We’ll print the money. Well what happens is when there’s volatility in the bond market, banks get in trouble. Hedge funds get in trouble. Big trouble. They can’t sustain supporting the Treasury market if there’s no Treasury market support, which we saw after the tariffs got announced. Think about it guys. The US will fail because no one is lending it the money to continue to sustain itself.

Jack Mallers: It’s not a profitable business. It’s not running in a surplus. It’s not. It doesn’t have, you know, what a business would consider cash flow. It’s not going to be able to meet payroll, so to speak. So the United States needs someone to lend it money to keep going. And so volatility now brings the death of the treasuries market. Because the only marginal lenders to the United States at this point are its own banking system. And hedge funds running this basis trade arbitrage and its own banking system. Does all that make sense? It’s not China, it’s not Japan, it’s not Germany, it’s not India. It’s not Russia. Huge problem. And by the way, the reason the gold market is up so much is because if you’re China, where else are you going to put your money? We’re reverting back to a world with neutral, uh, with a neutral reserve currency. And the reason I think Bitcoin is so exciting is because gold has already failed us. The question is, is this time different if you’re a gold investor because gold already failed us. The sad reality is gold is concentrated in London, in America. And so you’re still trusting financial authorities just to a certain extent anyways. To keep going. So when I talk to you guys about Jamie Dimon came out immediately. Look at this April 11th, April 11th right after Liberation Day.

Jack Mallers: Looser capital rules are good for the market. What is he saying? What does he mean? This was the Bloomberg screenshot. JP Morgan Chase and co-CEO Jamie Dimon expects a kerfuffle in the US Treasury market, and that will prompt a Federal Reserve intervention. Told you guys there are no marginal lenders to the United States anymore. This is a story that’s been unwinding since the world wars. We’re destined for a world reserve currency change. Printing dollars in exchange for real goods and services is not sustainable. I don’t blame trading partners for not wanting a printed piece of paper in exchange for real stuff that they’re producing, not sustainable. This has all been in the cards and in the making. Jamie Dimon attributes the expected turmoil to quote all the rules and regulations, end quote, and believes the fed will step in only when they start to panic a little bit. Then lastly, this is the really interesting and most important one. Dimond advocates for a bank rule change, including exempting treasuries from the supplemental leverage ratio to avoid a repeat of the 2020 Treasury market seizure, allowing banks to become more active intermediaries and markets. Now, the all of this context. Now this should make extreme sense to you guys. Jamie. The supplemental leverage ratio, it caps how much banks can participate in the treasuries market because it forces them to post collateral. It forces them to post real stuff, real proof of work equity, Bitcoin something.

Jack Mallers: You can’t just buy an unlimited amount of treasuries with unlimited amounts of leverage because that’s irrational. It’s uneconomic behavior. It doesn’t make any sense. It’s not governed by the laws of the universe, by Mother Nature. What he’s asking for is please remove the rule. There are no marginal lenders to the United States anymore. We’re not going to be able to sustain ourselves. We’re not going to be able to change everything, operate in a surplus, and be a profitable country before this ship blows up. Banks need to participate, but you have to change the rule. What did Scott Bessent, the US Treasury secretary? Oh, why is this not working? Here we go. What did Scott Bessent say? Us Treasury looks to revamp buyback program after recent tumult. The Treasury Department said it’s now looking at enhancements to its buybacks of older US government debt securities. So the US Treasury has stepped in and basically told the hedge funds we will provide buybacks. We will provide you guys with infinite leverage. We will make sure you can keep this trade on this hedge fund trade right here. This trade. Besson saying you have my support to not close your positions. Okay. So all this is saying is the banks and the hedge funds need more leverage to keep this treasury market propped up. The reality is, though, guys, that’s highly inflationary. That’s when you’re creating credit out of thin air.

Jack Mallers: You’re creating money out of thin air. That’s more fiat currency units in theory existing into the world. And that’s where, you know, Bitcoin was designed and created to thrive in volatility, to thrive in chaos. I actually pulled up this Satoshi quote that I really like. Satoshi wrote. In this sense, it’s more typical of a precious metal instead of the supply changing to keep the value the same, the supply is predetermined and the value changes. That’s why I always say, you know, Bitcoin to me is the best expression of currency debasement. It’s the best expression of the idea that if there are many more currency units in the future, something with a fixed supply in theory should perform really, really, really well. Okay. And so to summarize kind of what I’ve been trying to convey on this show, and I hope, you know, you guys can use this episode as a very quick and abstract but potentially useful history lesson. Is this all started after the World wars? The world was trying to bootstrap on its feet. The US took on the role of the world reserve currency issuer. In my opinion, no one wants to be the World reserve currency issuer. It’s not a good place to be. There’s the Triffin dilemma. You’re structurally supposed to operate in a deficit. It’s not sustainable. The US inevitably didn’t have the gold to back all the dollars that it was printing and pushing out to the rest of the world.

Jack Mallers: They severed that relationship. 2008 happened. They sided with Wall Street. This is just typical politicians, politicians being politicians, they’re optimizing to get reelected. They’re not optimizing with low time preference, with future oriented, uh, societal impact in mind. And here we have a situation where China is running in $1 trillion, uh, plus trade surplus. They’re not buying US treasuries, they’re not buying US stocks. Trump is saying, take your money and get out of here. We’re going to bring back the middle class, back manufacturing, potentially. Uh, Trump won’t say this explicitly, but not become the world reserve currency anymore. And for the time being, the US has to find marginal lenders. They’re $36 trillion in debt. They have a spending problem. Tax receipts are going to be down this year. Their, their bill that the amount of money they owe on interest is larger than their revenues. So who’s going to lend them the money? Who on earth would lend them the money? They’re going to force their own banking system to. Jamie Dimon is going to. And these hedge funds, they’re going to provide unlimited leverage to banks and hedge funds, which creates a lot of credit, which is highly, highly, highly inflationary. And the show goes on and the show goes on. So that’s where I believe we are today. And what I think, you know, my audience should look out for. I think Jerome Powell doesn’t actually really matter at least yet.

Jack Mallers: And unless he’s going to provide some yield curve control, unless he’s going to be the one that steps in and supports the Treasury market. But that would be so obvious if I had to guess they’re going to change the SLR exemption for Jamie Dimon in these banks. And Scott Bessent is going to be the one providing the liquidity through Treasury buybacks. And that, in my opinion, is what Bitcoin reacted to recently. You saw Bitcoin in the 70s and the 80s on the other side of liberation and tariffs and all of the scare. And then immediately as soon as bond volatility got up, financial authorities stepped right up. They couldn’t even last a week. And they said we will provide the liquidity. We will ensure that there are lenders to the United States of America, even if it if it implies unlimited leverage because listen the US. So the other point here, like if there’s a sentence for you to take away from this, the US is structurally short volatility. They cannot have sustained volatility. So that’s why anytime you see a little bit of volatility they all crap their pants. And they get out there and they assure the market they’re on top of it. Because volatility is not good for leverage. The financial system is incredibly leveraged. Incredible leverage does not go well with volatility. You can only last a few days because if people start getting margin calls and closing their position, then you have treasury market turmoil.

Jack Mallers: It’s going to malfunction. The entire Treasury market. What the world just saw is the entire Treasury market is just a heaping pile of leverage. And it cannot go over well with volatility. So the only way to prevent volatility, which is natural, by the way volatility is just entropy. It’s natural. It’s like the grass in your front yard. The grass in your front yard naturally grows and grows and looks like nature does. In order for it to look perfect and low cut, it’s unnatural. You have to go out every single day and you have to mow your lawn. And so that’s really what financial authorities are going to have to do. They’re trying to do something unnatural, which is have a naturally volatile market, have no volatility. And that requires printing money, that requires changing rules, that requires perfectly positioning the laws to support banks and hedge funds being the unbounded unlimited levered buyer of treasuries, which is effectively just lending to the US government in a way that, you know, they’re going to try and make it look profitable. Does that make sense? So I’m going to keep referencing this episode, uh, as I go forward, because I expect a lot of volatility. I expect a lot of financial authority decisions and announcements and rule changes. All eyes are how they can support the Treasury market, how they can sustain the US, continuing to spend fiscally in an irresponsible way, and ultimately how the United States is going to move, uh, away from structural deficits, persistent deficits, you know, to put what Trump is trying to do in context.

Jack Mallers: And again, this is not a political podcast. All most of my comments that are upset are upset about politics. I’m not siding with any politician, but what Trump is trying to do, whether he’s successful or not, it’s up to you. I don’t really give a fuck what he’s trying to do is bring back manufacturing in the country so the US can actually produce stuff. He’s trying to bring back a middle class. What happens when China is making $1 trillion exporting their manufactured goods into the country, and they just buy up all the US real estate and all the US equities, which are stocks. They’re creating asset inflation. Those that own those assets are getting incredibly rich. Those that don’t are getting way poorer. Middle class is eviscerated, so the lower level, the lower class is going to grow. The upper class is going to get more elite. And that’s all a function of policy. That’s all a function of the design of the system. You want to be the world reserve currency. You’re going to have a strong dollar which makes exports incredibly difficult. You’re going to have asset inflation. You’re going to have no ability to manufacture stuff.

Jack Mallers: You’re going to have no middle class. And so when they say Main Street, not Wall Street, like they’re supposedly I mean, again, whether you think they’re successful or not is up to you. It’s not this podcast don’t care. But the reality is the attempt is to unwind from all this. And so to also have the United States all of a sudden be really interested in Bitcoin. And gold was the only thing that was exempt from tariffs. To me that reads okay, pretty interesting. I’m not going to lie. Like they’re very interested in neutral reserve assets. I don’t think the dollar, as the world reserve currency is going to be very sustainable. Now, it depends on your definition. World reserve currency, like are people going to move from the dollar as a unit of account? That’s what people on Twitter would tell me, bro, are you kidding? My pizza’s going to be priced in dollars in five years. Yeah, I know, but that’s not like that’s not the meat of the problem. It’s where are you storing your money? Increasingly, it used to be you could store your money in dollars because dollars were backed by gold. Then it was you can store your money in dollars because dollars are backed by treasuries. Then it was store your money in dollars because your dollars were backed by Facebook stock. And that didn’t last very long. Everyone was like, what the hell, this is so stupid.

Jack Mallers: Mark Zuckerberg, who is this guy? He could make mistakes. And now the question is, sure, pizza can be priced in dollars, but where’s everyone actually storing the capital, storing their balance sheets, storing their time and energy? That’s the question. It’s up for grabs right now. It is up for grabs. Gold is Check. Catching a bid. You know, if history, uh, is any teacher, uh, you know, I think bitcoin’s going to do well. Okay, I’m at the 40 minute mark. That’s enough ranting. Uh, let me know in the comments what you guys thought of that. Hopefully it was useful. If there’s anything I can clear up in future episodes, I’m more than happy to. Um, definitely took a break of, you know, new headlines and some new information. This is this is an old information, but it’s really a concoction of maybe the last month of the episodes allowing everyone to catch up, get on the same page before, uh, I think there’s going to be some fireworks in financial markets. Um, over. I, I just don’t think this can sustain itself. The US needs to make a deal with China. They can’t afford volatility. They have to provide leverage to the banks and the hedge funds. Um, and uh, and hopefully this is instructive and understanding why that is. And when you see headlines from Jamie Dimon, you can actually understand where he’s coming from and what he’s trying to accomplish.

Jack Mallers: Cool. All right. Let’s do some Q&A. And, uh, And then I’m out of here. My girlfriend’s making Mexican tacos or something. I can hear her cooking. Okay, Jack. Well, Treasury Secretary, best facilitate a new Bretton Woods agreement where Bitcoin is the new global reserve. Uh, I don’t know if he will do that. I think he should do that. That’s my personal opinion. Um, you know, I, I made this comment earlier of, uh. If you’re a gold investor, you have to ask yourself, is this time different? Which is kind of a cliche. You know, this time is never different. You know, uh, I would say gold failed us, in my opinion. Uh, because in order to facilitate global trade and gold, you have to trust an intermediary. You can’t, you know, there’s no P2P gold settlement or self-sovereignty holding your gold in an economy of 8 billion people. All the gold is held and concentrated in institutions and nation states. And there’s a certain trust that is required for gold to operate in a digital economy that we’re in today. That’s just the truth. And that’s why gold failed us, is because those holding all the gold one day said, just kidding, we don’t have the gold. And so the question is, sure people can run to gold now as there’s treasury market turmoil, as everyone’s trying to reorder the capital flows around the world.

Jack Mallers: But what’s preventing those that have the gold today from doing the same thing in the future? You know, Bitcoin is purpose built technology to solve a lot of these problems. I think it’s going to play an increasing role in the marketplace. So let’s see. The scoreboard has it. Now. We said at the beginning of this episode Bitcoin’s at 1.88 trillion. Gold is at about 20 trillion. Let’s see if that gap closes at all. I would think it does. But you know, what do I know? Do you think we are close to a 2008 financial crisis event when all that leverage gets margin called? No. Uh, no, because they’re going to print the money. So, um. I don’t suspect a crisis. I suspect a lot of money printing. That’s kind of been what I’ve said this entire time is it doesn’t matter what they’re telling you. At the end of the day, their only way out is to print money. That’s just the truth. And so that’s my, um, suspicion. That’s what I think is going to happen. Which, by the way, that is a devastating crisis, but it’s just dressed differently. Does that make sense? Like, I don’t think politicians can afford another crisis, but what politicians can sneakily find a way to do is print a bunch of money, like Janet Yellen printed a bunch of money. I was on a podcast earlier and they were like, don’t you think Jerome Powell needs to lower rates? Like the rates don’t matter, like Bitcoin went from 15,000 to 100,000 while the rates were high.

Jack Mallers: How the hell did that happen? Well, because Janet Yellen unlocked $2.5 trillion of liquidity at as the Treasury secretary, that’s what happened. So politicians know QE is a bad word. Inflation is a bad word. So they’re not going to come out. Jerome Powell is not going to come out and say we’re turning QE back on. We’re going to print a bunch of money because every main street, everyone in their mother knows that that’s not good. But if Scott Bessent and Jamie Dimon come out and say, hey, we’re financial market participants with a lot of credibility and this rule change, let’s talk about that. The person in front of you at Whole Foods doesn’t know what that means. That’s really why I’m trying to do this podcast is let everyone know like they’re printing money by changing these rules, saying, hey, Jamie Dimon, you can lever yourself up infinitely with no rules. That’s printing money, that’s creating like hundreds of billions of dollars out of thin air to prop up the Treasury market. I think they’re going to print money. Can you explain the importance of how Bitcoin removes trust and its correlation to separating money and state? Yeah. So I mean the biggest intermediary Bitcoin removes is a central bank. Let’s be clear is that Bitcoin there is no central planner that determines the monetary policy.

Jack Mallers: Bitcoin removes that entirely. There’s predetermined rules. Some of the most important are there’s only 21 million. And there’s a predetermined schedule on how those are issued. And it’s all tied to energy and proof of work. And it’s reliant on time. That’s it. No central bank, no central authority that can change that. That to me is some of the most important. So in that world, you know, people often misunderstood Bitcoin as competing with PayPal or visa. Bitcoin is competing with the fed. Bitcoin’s competing with those central authorities that determine how valuable money is. Which isn’t fair because money is your time and energy and abstracted form. So it’s up to no man or woman to determine how valuable your effort is. That’s bullshit. And so Bitcoin entirely solves that. Now in relation to gold. Gold is just a monetary asset without a monetary network. Okay, the monetary network of gold is just us humans. And when us humans. When I was if I was, I wasn’t alive. But if I were to be alive hundreds of years ago, and all the I needed to transact with was my tailor down the street, my butcher down the street, my grocer down the street. And I can exchange gold coins. Gold was fine. Gold was fine. The problem is, that’s not who I need to transact with today. Today I may be order Uber Eats. I maybe need to buy something off Amazon from someone across the world.

Jack Mallers: We live in a digital age. We live in a global economy of billions and billions of people. So in order for gold to work, you have to take your gold, deposit it at a bank, deposit it with a government, and then they give you a certificate to transact in gold. That doesn’t work. Why does that not work? All the gold was concentrated in the United States of America. They took advantage of that, said, we’re going to become the world reserve currency. And then one day they just pulled the rug. Whoops. Just kidding. We don’t have the gold. So that level of trust. Now how did Bitcoin solve that? Bitcoin is both a monetary asset and a monetary network. It’s a network. It’s a digital network. So you can achieve transactional settlement without having to deposit your Bitcoin at a Coinbase without having to deposit your Bitcoin with the US government. That’s the beauty of it. So it actually like to see you guys ever go on Twitter and you see all time low number of bitcoin on exchanges. Huge. That tells you that all of the Bitcoin is actually held outside of institutions. That’s not true for gold. Over half the gold is owned by institutions and governments. Imagine if over 50% of Bitcoin supply. Imagine if 12 million bitcoins were held like at Coinbase or something. That would be a problem.

Jack Mallers: That’s what gold is. And Bitcoin solves that because we can all withdraw it, hold it self sovereignly and if we needed to achieve settlement with ourselves. Markets. Would you consider Bitcoin too big to fail, given the amount of capital invested from powerhouses like tether and strategy, coupled with the involvement of institutions like Fidelity and Blackrock? Um, I don’t know if I would say Bitcoin’s too big to fail. Um, but I mean, the coolest thing about Bitcoin are there is there is no bailouts. So, I mean, we saw that with FTX, like, was Bitcoin too big to fail in 2022? I mean, the price today is only marginally higher. What was the all time high last cycle? 70,000. And what we’re at 94,000 right now. So the difference between 70,000 and 94,000 is too big to fail. I don’t think so. FTX failed. The what Bitcoin what bitcoin shows you is that like the world doesn’t need central planning intermediaries to bail everyone out and make sure you’re okay. Actually, free markets and us humans can sustain ourselves. We can go through tough times. Capital can be reallocated to those who deserve it. Clearly, FTX was a sham. They didn’t deserve the capital. Okay, no one needed a bailout. Nobody needed help. Some people learned really, really tough lessons. Capital was reallocated, people kept building. And here we are bigger and better. So Bitcoin is the best example in that. Like politicians that say you need to elect me because I’m here to protect you and make sure if anything goes wrong, I can put you in a cradle and rock you like a baby.

Jack Mallers: Fuck off. It’s not true. Bitcoin’s the best example of that. I’m worried about the 10 to 15 year quantum threat, especially Satoshi’s coins causing a price crash. How does this risk fit your long term Bitcoin view? I’m not worried about the quantum threat. Um, it’s a long ways away and we can solve for it. You know, I often say Bitcoin is such a unique money relative to gold because it’s software and software. We’re going to be able to make Bitcoin better forever. That’s super unique right? It’s a software project. Bitcoin is going to be improving long after I die. That’s crazy. It’s going to be infinitely better forever. So this is a great example of something that we can solve with software. And so I expect the Bitcoin community to solve this problem. And uh, I don’t see it as an imminent threat, to be quite honest. And even if we do, it does require a fork or something. Someone can access Satoshi’s coins. Um, but then they won’t be valuable because they won’t be Bitcoin. So, uh, I don’t view it as a threat. And I, and I think foundationally from like just a higher level view, Bitcoin is a really, really awesome money because it’s resilient to threats because it can get better.

Jack Mallers: That’s fucking crazy. It’s just like a mind bending concept we’ve never had. Like Bitcoin’s the first man made money. We found gold. It was the best thing to fit the monetary profile, to save our time and energy that we like found in the ground. We made Bitcoin. Really being human is about engineering a better world, and Bitcoin is the latest iteration of that. It’s really like understanding monetary properties, understanding the successes and failures of money, understanding the problems of central planning of a highly inflationary fiat currency and the evils of central banks and engineering a better world. Taking the latest technology and making the perfect iteration of it. And that’s crazy to me. So, um, okay. Strike question. How does Strike provide free withdrawals to cold storage? Um, we foot the bill. I don’t know how like what, uh, you mean by that question? But it’s a service that we basically pay for on behalf of our customers so that you guys can enjoy it. We make money on other avenues, like the fee that you guys pay us when you buy bitcoin, for example. We make money on that. And so we’re able to afford things like no fee DCA. So you don’t have to pay us. If you have a DCA, you don’t have to pay us if you don’t want to. When you withdraw Bitcoin, if you’re willing to wait. So there’s a bunch of cool technologies that we use in order to manage costs.

Jack Mallers: So we use like a replace by fee. We use really fancy fee estimation. We use batching. So there’s a bunch of cool things that we’ve built in-house that our focus on Bitcoin is really intense. We think we have some of the best bitcoin infrastructure in the world. But um, but yeah. Anyway, um, it’s just, you know, a service, we lose a little bit of money on it. But in the grand scheme of things, we think it’s worth it for Bitcoiners to have access to. Us. I got one last question, which is am I able to talk about current events? Um, I’m going to go with. No. I mean, there’s some line I, you know, when it comes to Twenty One, which, by the way, is not CEP. You guys should know that. Cantor Equity Partners and Twenty One are two different companies. We’re hoping to combine them in a transaction that we filed with the SEC. That transaction is under approval has not yet been approved. And so I cannot talk about CEP. As if it’s Twenty One yet because it’s technically not yet. We’re waiting for that to be approved. And so this is what’s called the approval process. And, you know, sitting down with my lawyers, I’ve been able to do some podcasts and stuff. But, um, this show, I love just being super transparent, super myself winging it.

Jack Mallers: And it’s just in my opinion, it’s really not worth trying to dance the fine line of in the approval process with the SEC for such a big transaction. Um, I’d rather not if you guys feel super passionately about it and there are things you really, really want to know, maybe you can leave it in the YouTube comments and I can prepare some answers for you guys, but I’m just being genuine. It’s just really not worth the time and the energy to go back and forth on a transaction, a SPAC transaction that’s currently being, uh, viewed and in the approval process with the SEC. Trust me on this one. Um, but I’m recording some podcasts, uh, with other shows, not just this one that you guys can check out. I just did one on the David Lynch Show, and then I will actually go back with my team, because this is the second episode in the row in a row where you guys have a lot of questions, and, uh, and I don’t want to be the guy that says, I’m not going to answer them. That’s just not who I am. So if you want to leave them in the YouTube comments, uh, themselves. I’ll just maybe go, um, take them to my lawyers and I’ll be able to answer them, like, to open the next episode or something. But, uh, I really it’s just really trust me, it’s not worth talking about.

Jack Mallers: Uh, in my opinion. I could be wrong, though. I mean, I definitely have, like, legal fatigue, there’s no doubt about that. The CEO of two pretty big financial companies. Just lawyers in my face every day. Maybe I have legal fatigue and I need to grow out of it. Um, so I’ll talk to Dylan and, uh, I’ll. But I do see all your questions, and I feel bad at this point, so, um, I’ll put myself in a position to answer them for sure. Cool. Alright, just before the top of the hour, I smell my girlfriend’s tacos. Um, I am going to end the episode for today. So again, hopefully this was a cool little history lesson Wilson putting some of this stuff into context. The US needs someone to lend it money. The only ones willing are banks and hedge funds on unlimited amounts of leverage. And that’s what Jamie Dimon and Scott Bessent and the fed have been talking about. And so they can’t. They’re structurally short volatility. They’re structurally operative in a deficit. Like they have to work this way. The policy and financial decisions have been made to where in which the poor are supposed to get poorer. The middle class is supposed to not exist. We’re not supposed to be able to produce anything. It seems like the current president of the United States is trying to change these things, whether he’s going to be successful or not, I’m not sure.

Jack Mallers: But the reality of living in the current financial regime post World War two, it looks like that’s all unwinding. It looks like it’s finally failing, and it looks like, you know, Bitcoin is going to be an interesting candidate for the future place to store your wealth and your money, given things like US tech stocks and US exceptionalism and US treasuries. Um, haven’t cut it and gold has already failed us. Much love. I really appreciate you guys. Um, don’t forget, if you haven’t subscribed, I’d really appreciate it. We’re almost at 25,000. I’d like. My goal is 100,000. I said I’d try and do it this year. That might be ambitious. I’m not totally sure. But if you haven’t subscribed, please do. And like I said, I always I love and all the support I get. I really, really appreciate it. It, uh, it means the world to me. I have the coolest job in the world, and this is one of my favorite days of the week to just get on here. I’m not running any company on these. Uh, this is my time where I actually get to take the CEO hat off and just be myself. And I appreciate you guys letting me do that. Um, it means a lot. I read all the comments, and even the ones that may read mean it’s good feedback. Um, and, uh, I’m not a bitch so I can take it. Uh, and I appreciate it. It makes me better. So with that, I will, uh, I will talk to you guys on the internet and in the comments. Peace. And.

Additional Information and Where to Find It

Pubco and the Company intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of the Company and a prospectus (the “Proxy Statement/Prospectus”) in connection with the transactions contemplated by the Business Combination Agreement (the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of the Company as of a record date to be established for voting on the Proposed Transactions and other matters as described in the Proxy Statement/Prospectus. The Company and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions or the concurrent private purchases of convertible notes (the “Convertible Notes”) and Class A ordinary shares by certain investors (the “PIPE Investments”). BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF THE COMPANY AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE COMPANY’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by the Company and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Cantor Equity Partners, Inc., 110 East 59th Street, New York, NY 10022; e-mail: CantorEquityPartners@cantor.com, or upon written request to Twenty One Capital, Inc., via email at info@xxi.money, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Convertible Notes and the Class A ordinary shares of the Company to be issued in the PIPE Investment have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

The Company, Pubco and their respective directors, executive officers, certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from the Company’s shareholders in connection with the Proposed Transactions. A list of the names of such persons, and information regarding their interests in the Proposed Transactions and their ownership of the Company’s securities are, or will be, contained in the Company’s filings with the SEC, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on March 28, 2025. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of the Company’s shareholders in connection with the Proposed Transactions, including the names and interests of Pubco’s directors and executive officers, will be set forth in the Registration Statement and Proxy Statement/Prospectus, which is expected to be filed by Pubco and the Company with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This information contained in this communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions involving Pubco and the Company, including expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding Pubco, the Company and the Proposed Transactions and statements regarding the anticipated benefits and timing of the completion of the Proposed Transactions , the assets held by Pubco, the price and volatility of Bitcoin, Bitcoin’s growing prominence as a digital asset and as the foundation of a new financial system, Pubco’s listing on any securities exchange, the macro and political conditions surrounding Bitcoin, the planned business strategy including Pubco’s ability to develop a corporate architecture capable of supporting financial products built with and on Bitcoin and future innovations that will replace legacy financial tools with Bitcoin-aligned alternatives, Pubco’s ability to grow its Bitcoin per share, and Bitcoin return rate, Pubco’s ability to build Bitcoin financial services and build on top of Bitcoin with high-margin, high-growth cash flow opportunities, Pubco’s ability to give its shareholders Bitcoin exposure to participate in Bitcoin in the capital markets plans and use of proceeds as well as any potential future capital raises, objectives of management for future operations of Pubco, the upside potential and opportunity for investors, Pubco’s plan for value creation and strategic advantages, market size and growth opportunities, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Transactions, the satisfaction of closing conditions to the Proposed Transactions, and Pubco’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities; the risk that the Proposed Transactions may not be completed by the Company’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Proposed Transactions, including the approval of the Company’s shareholders, or either of the PIPE Investments; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of the Company’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of the Company or the shares of Class A common stock of Pubco; the lack of a third-party fairness opinion in determining whether or not to pursue the Proposed Transactions; the failure of Pubco to obtain or maintain the listing of its securities on any securities exchange after closing of the Proposed Transactions; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Bitcoin; the risk that Pubco’s stock price will be highly correlated to the price of Bitcoin and the price of Bitcoin may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; risks related to increased competition in the industries in which Pubco will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Bitcoin; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks that after consummation of the Proposed Transactions, Pubco experiences difficulties managing its growth and expanding operations; the risks that growing Pubco’s learning programs and educational content could be difficult; challenges in implementing Pubco’s business plan including Bitcoin-related financial and advisory services, due to operational challenges, significant competition and regulation; being considered to be a “shell company” by any stock exchange on which Pubco’s Class A common stock will be listed or by the SEC, which may impact Pubco’s ability to list Pubco’s Class A common stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; the outcome of any potential legal proceedings that may be instituted against Pubco, the Company or others following announcement of the Proposed Transactions, and those risk factors discussed in documents that Pubco and/or the Company filed, or that will be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of the Company dated as of August 12, 2024 and filed by the Company with the SEC on August 13, 2024, the Company’s Quarterly Reports on Form 10-Q, the Company’s Annual Report on Form 10-K and the Registration Statement that will be filed by Pubco and the Company and the Proxy Statement/Prospectus contained therein, and other documents filed by the Company and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither the Company nor Pubco presently know or that the Company and Pubco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of the Company and Pubco assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither the Company nor Pubco gives any assurance that either the Company or Pubco will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by the Company or Pubco or any other person that the events or circumstances described in such statement are material.

20